UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

SCHEDULE 13E-3/A

RULE 13e-3

TRANSACTION STATEMENT

UNDER

SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

CARECENTRIC, INC.

(Name of the Issuer)

CARECENTRIC, INC.

BORDEN ASSOCIATES, INC.

JOHN E. REED

STEWART B. REED

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

828654301

(CUSIP Number of Class of Securities)

CareCentric, Inc. John R. Festa, President and CEO 2625 Cumberland Parkway, Suite 310 Atlanta, Georgia 30339 (678) 264-4400	Borden Associates, Inc. John E. Reed Stewart B. Reed c/o Borden Associates 260 North Elm Street Westfield, MA 01085 (423) 564-5768

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of the Persons Filing Statement)

copies to:

Robert F. Dow, Esq., Arnall Golden Gregory LLP 2800 One Atlantic Center 1201 West Peachtree Street Atlanta, GA 30309-3450 (404) 873-8706	Bruce D. Wanamaker, Esq., Kilpatrick Stockton LLP 1100 Peachtree Street, Suite 2800 Atlanta, Georgia 30309 (404) 815-6500

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”)

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction.  ☐

Calculation of Filing Fee

Transaction valuation *	Amount of filing fee**

$1,039,044	$84.06

* Estimated solely for purposes of calculating the filing fee. Determined by multiplying (i) the sum of 692,696 shares of common stock, par value $0.001 per share, of CareCentric, Inc., which constitutes the total number of outstanding shares of common stock of CareCentric, Inc. estimated to be exchanged for the right to receive $0.75 per share in cash, without interest, plus 692,696 shares of common stock, par value $0.001 per share, of CareCentric, Inc., which constitutes the total number of shares of CareCentric common stock estimated to be issued in exchange for all of the issued and outstanding capital stock of Borden Associates, Inc. in the merger, by (ii) $0.75 per share.

** The amount of the filing fee, calculated in accordance with §240.0-11(b), equals 0.0000809 multiplied by the transaction valuation.

☒	Check box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $84.06	Filing Party: CareCentric, Inc.
Form or Registration No.: Schedule 14A	Date Filed: June 19, 2003

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by: (1) CareCentric, Inc., a Delaware corporation (“we,” “us,” or “CareCentric”) and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein; (2) Borden Associates, Inc., a Delaware corporation (“Borden”), and (3) John E. Reed, a director and the chairman of the board of directors of CareCentric, and a director, stockholder and the president of Borden, and Stewart B. Reed, a director of CareCentric, and a director and stockholder of Borden, in connection with the Agreement and Plan of Merger, dated as of June 4, 2003, by and among CareCentric, Borden, John Reed, Stewart Reed, and James A. Burk (the “merger agreement”), pursuant to which Borden will merge with and into CareCentric, with CareCentric being the surviving corporation (the “merger”).

If the merger is consummated, among other things, each issued and outstanding share of CareCentric common stock, other than shares held by stockholders who have properly demanded appraisal of such shares in accordance with Delaware law, held by stockholders owning fewer than 4,000 shares of CareCentric common stock in any discrete account will, at the effective time of the merger, be converted into the right to receive $0.75 in cash, without interest. However, our board has the discretion, under the merger agreement, to adjust this threshold from 4,000 shares to 7,000 or 10,000 shares if, prior to the effective time of the merger, our board of directors determines that converting each share held by a stockholder owning fewer than 4,000 shares into the right to receive $0.75 in cash will not reduce the number of record holders of our common stock below 300. In addition, each issued and outstanding share of Borden common stock will, at the effective time of the merger, be converted into a number of shares of CareCentric common stock equal to the quotient of (1) the aggregate cash merger consideration, divided by $0.75 per share, divided by (2) the total number of issued and outstanding shares of Borden common stock.

Concurrently with the filing of this Schedule 13E-3, CareCentric is filing a preliminary proxy statement on Schedule 14A (the “proxy statement”) under Regulation 14A of the Exchange Act pursuant to which the stockholders of CareCentric will be given notice of a special meeting at which they will be asked to consider and vote upon a proposal to adopt the merger agreement and approve the merger. The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the proxy statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the proxy statement, including all schedules and appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the schedules and appendices thereto. The proxy statement is in preliminary form and is subject to completion or amendment.

CareCentric has supplied all information contained in the proxy statement and this Schedule 13E-3 relating to CareCentric, its subsidiaries and their respective directors, officers and affiliates, Borden has supplied all information contained in the proxy statement and this Schedule 13E-3 relating to Borden, and the stockholders of Borden have supplied all information contained in the proxy statement concerning the Borden stockholders.

Item 1. Summary Term Sheet.

Item 1001 of Regulation M-A

The information contained in the sections entitled “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE MERGER” in the proxy statement is incorporated herein by reference.

Item 2. Subject Company Information.

Item 1002 of Regulation M-A

(a) Name and Address. The information contained in the sections entitled “SUMMARY TERM SHEET” and “PROPOSAL TO APPROVE THE MERGER AGREEMENT – The Parties” in the proxy statement is incorporated herein by reference.

(b) Securities. As of the date of this filing, there are 4,373,307 shares of CareCentric’s common stock, par value $0.001 per share, issued and outstanding. The information contained in the section entitled “THE SPECIAL MEETING – Record Date and Voting Information,” “ – Quorum,” and “– Proxies; Revocation” in the proxy statement is incorporated herein by reference.

(c) Trading Market and Price. The information contained in the section entitled “MARKET AND MARKET PRICE” in the proxy statement is incorporated herein by reference.

(d) Dividends. The information contained in the sections entitled “MARKET AND MARKET PRICE” and “DIVIDENDS” in the proxy statement is incorporated herein by reference.

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information contained in the section entitled “COMMON STOCK PURCHASE INFORMATION” in the proxy statement is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Item 1003 of Regulation M-A

(a) Name and Address. The information contained in the sections entitled “SUMMARY TERM SHEET” and “PROPOSAL TO APPROVE THE MERGER AGREEMENT – The Parties” in the proxy statement is incorporated herein by reference. CareCentric, the subject company, is also a filing person.

(b) Business and Background of Entities. The information contained in the section entitled “PROPOSAL TO APPROVE THE MERGER AGREEMENT – The Parties” in the proxy statement is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information contained in the section entitled “PROPOSAL TO APPROVE THE MERGER AGREEMENT – The Parties” in the proxy statement and in “PART III – DIRECTORS AND OFFICERS OF THE COMPANY” in CareCentric’s Annual Report on Form 10-K for the year ended December 31, 2002 (the “Form 10-K”) incorporated by reference into the proxy statement is incorporated herein by reference. Neither John Reed, Stewart Reed, nor James Burk has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years, or (ii) a party, during the past five years, to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. John Reed, Stewart Reed and James Burk are citizens of the United States of America.

Item 4. Terms of the Transaction.

Item 1004 of Regulation M-A

(a) Material Terms. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING,” “SPECIAL FACTORS,” “PROPOSAL TO APPROVE THE MERGER AGREEMENT,” and “APPENDIX A – AGREEMENT AND PLAN OF MERGER” in the proxy statement is incorporated herein by reference

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions.

(i) Transaction Description. The information contained in the sections entitled “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE MERGER” in the proxy statement is incorporated herein by reference.

(ii) Consideration. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” and “PROPOSAL TO APPROVE THE MERGER AGREEMENT – Effect of the Merger on Stockholders” in the proxy statement is incorporated herein by reference.

(iii) Reasons for Transaction. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Background of the Merger,” “ – Recommendation of the Board of Directors; Fairness of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” “ – Position of the Board of Directors as to Fairness of the Merger” and “ – Position of Borden and the Reeds as to Fairness of the Merger” in the proxy statement is incorporated herein by reference.

(iv) Vote Required for Approval. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING – Record Date and Voting Information” and “ – Quorum” in the proxy statement is incorporated herein by reference.

(v) Differences in the Rights of Security Holders. The information contained in the sections entitled “SUMMARY TERM SHEET,” “PROPOSAL TO APPROVE THE MERGER AGREEMENT – Effect of the Merger on Stockholders,” “SPECIAL FACTORS – Position of CareCentric, Borden and the Reeds as to Purposes, Reasons, Alternatives and Effects of the Merger” and “ – Interests of Certain Directors of CareCentric; Appointment of Special Committee” in the proxy statement is incorporated herein by reference.

(vi) Accounting Treatment. The information contained in the section entitled “PROPOSAL TO APPROVE THE MERGER AGREEMENT – Anticipated Accounting Treatment of Merger” in the proxy statement is incorporated herein by reference.

(vii) Income Tax Consequences. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” and “PROPOSAL TO APPROVE THE MERGER AGREEMENT – Material U.S. Federal Income Tax Consequences” in the proxy statement is incorporated herein by reference.

(c) Different Terms. The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Position of CareCentric, Borden and the Reeds as to Purposes, Reasons, Alternatives and Effects of the Merger” and “ – Interests of Certain Directors of CareCentric; Appointment of Special Committee” in the proxy statement is incorporated herein by reference.

(d) Appraisal Rights. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” and “PROPOSAL TO APPROVE THE MERGER AGREEMENT – Appraisal Rights” in the proxy statement is incorporated herein by reference.

(e) Provisions For Unaffiliated Security Holders. The information contained in the section entitled “WHERE STOCKHOLDERS CAN FIND MORE INFORMATION” in the proxy statement is incorporated herein by reference; and except as provided therein, in connection with the merger, the filing persons have not made any provision to grant unaffiliated security holders access to the corporate files of either of the filing persons or to obtain counsel or appraisal services at the expense of the filing persons

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A

(a) Transactions. The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Interests of Certain Directors of CareCentric; Appointment of Special Committee,” “ – Past Transactions” and “COMMON STOCK PURCHASE INFORMATION” in the proxy statement is incorporated herein by reference.

(b) Significant Corporate Events. The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger,” “ – Position of CareCentric, Borden and the Reeds as to Purposes, Reasons, Alternatives and Effects of the Merger,” “ – Interests of Certain Directors of CareCentric; Appointment of Special Committee,” “ – Past Transactions,” and “COMMON STOCK PURCHASE INFORMATION” in the proxy statement is incorporated herein by reference.

(c) Negotiations or Contacts. The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger,” “– Position of CareCentric, Borden and the Reeds as to Purposes, Reasons, Alternatives and Effects of the Merger,” “ – Interests of Certain Directors of CareCentric; Appointment of Special Committee,” “ – Past Transactions,” and “COMMON STOCK PURCHASE INFORMATION” in the proxy statement is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger,” “– Position of CareCentric, Borden and the Reeds as to Purposes, Reasons, Alternatives and Effects of the Merger,” “ – Interests of Certain Directors of CareCentric; Appointment of Special Committee,” “ – Past Transactions,” and “PROPOSAL TO APPROVE THE MERGER AGREEMENT – The Merger Agreement” in the proxy statement is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 1006 of Regulation M-A

(b) Use of Securities Acquired. The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Position of CareCentric, Borden and the Reeds as to Purposes, Reasons, Alternatives and Effects of the Merger” and “PROPOSAL TO APPROVE THE MERGER AGREEMENT – The Merger Agreement” in the proxy statement is incorporated herein by reference.

(c) Plans. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Position of CareCentric, Borden and the Reeds as to Purposes, Reasons, Alternatives and Effects of the Merger,” “ – Borden’s Financing of the Merger” “ – Interests of Certain Directors of CareCentric; Appointment of Special Committee,” and “PROPOSAL TO APPROVE THE MERGER AGREEMENT – The Merger Agreement” in the proxy statement is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A

(a) Purposes. The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger,” “ – Recommendation of the Board of Directors; Fairness of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” “ – Position of the Board of Directors as to Fairness of the Merger,” and “– Position of CareCentric, Borden and the Reeds as to Purposes, Reasons, Alternatives and Effects of the Merger” in the proxy statement is incorporated herein by reference.

(b) Alternatives. The information contained in the sections entitled “SPECIAL FACTORS – Background of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” “ – Position of the Board of Directors as to Fairness of the Merger,” and “– Position of CareCentric, Borden and the Reeds as to Purposes, Reasons, Alternatives and Effects of the Merger” in the proxy statement is incorporated herein by reference.

(c) Reasons. The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger,” “ – Recommendation of the Board of Directors; Fairness of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” “ – Position of the Board of Directors as to Fairness of the Merger” “ – Position of Borden and the Reeds as to Fairness of the Merger,” and “– Position of CareCentric, Borden and the Reeds as to Purposes, Reasons, Alternatives and Effects of the Merger” in the proxy statement is incorporated herein by reference.

(d) Effects. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Position of CareCentric, Borden and the Reeds as to Purposes, Reasons, Alternatives and Effects of the Merger,” “ – Interests of Certain Directors of CareCentric; Appointment of Special Committee,” “ – Estimated Fees and Expenses of the Merger,” “PROPOSAL TO APPROVE THE MERGER AGREEMENT – The Merger Agreement,” “– Effect of the Merger on Stockholders,” “ – Material U.S. Federal Income Tax Consequences” and “ – Appraisal Rights” in the proxy statement is incorporated herein by reference.

Item 8. Fairness of the Transaction.

Item 1014 of Regulation M-A

(a) Fairness. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Background of the Merger,” “ – Recommendation of the Board of Directors; Fairness of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” “ – Position of the Board of Directors as to Fairness of the Merger,” “ – Position of Borden and the Reeds as to Fairness of the Merger” “ – Opinion of SunTrust Robinson Humphrey,” and “APPENDIX B — “OPINION OF SUNTRUST ROBINSON HUMPHREY DATED JUNE 4, 2003” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Background of the Merger,” “ – Recommendation of the Board of Directors; Fairness of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” “ – Position of the Board of Directors as to Fairness of the Merger,” “ – Position of Borden and the Reeds as to Fairness of the Merger” “ – Opinion of SunTrust Robinson Humphrey,” “ – Interests of Certain Directors of CareCentric; Appointment of Special Committee,” and APPENDIX B — “OPINION OF SUNTRUST ROBINSON HUMPHREY DATED JUNE 4, 2003” is incorporated herein by reference.

(c) Approval of Security Holders. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING – Record Date and Voting Information,” “ – Quorum,” “SPECIAL FACTORS – Background of the Merger,” “ – Recommendation of the Board of Directors; Fairness of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” and “PROPOSAL TO APPROVE THE MERGER AGREEMENT – The Merger Agreement” in the proxy statement is incorporated herein by reference.

(d) Unaffiliated Representative. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Background of the Merger,” “ – Recommendation of the Board of Directors; Fairness of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” “ – Position of the Board of Directors as to Fairness of the Merger,” “ – Position of Borden and the Reeds as to Fairness of the Merger” “ – Opinion of SunTrust Robinson Humphrey,” “ – Interests of Certain Directors of CareCentric; Appointment of Special Committee,” and APPENDIX B —

“OPINION OF SUNTRUST ROBINSON HUMPHREY DATED JUNE 4, 2003” is incorporated herein by reference.

(e) Approval of Directors. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Background of the Merger,” “ – Recommendation of the Board of Directors; Fairness of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” “ – Position of the Board of Directors as to Fairness of the Merger,” and “ – Position of Borden and the Reeds as to Fairness of the Merger” is incorporated herein by reference.

(f) Other Offers. The information contained in the sections entitled “SPECIAL FACTORS – Background of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” and “ – Position of the Board of Directors as to Fairness of the Merger” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A

(a) Report, Opinion, or Appraisal. The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” “ – Position of the Board of Directors as to Fairness of the Merger” “ – Opinion of SunTrust Robinson Humphrey,” “ – Interests of Certain Directors of CareCentric; Appointment of Special Committee,” and APPENDIX B — “OPINION OF SUNTRUST ROBINSON HUMPHREY DATED JUNE 4, 2003” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” “ – Position of the Board of Directors as to Fairness of the Merger” “ – Opinion of SunTrust Robinson Humphrey,” “ – Interests of Certain Directors of CareCentric; Appointment of Special Committee,” and APPENDIX B -– “OPINION OF SUNTRUST ROBINSON HUMPHREY DATED JUNE 4, 2003” is incorporated herein by reference.

(c) Availability of Documents. The information contained in the sections entitled “SPECIAL FACTORS – Opinion of SunTrust Robinson Humphrey,” “WHERE STOCKHOLDERS CAN FIND MORE INFORMATION” and APPENDIX B -– “OPINION OF SUNTRUST ROBINSON HUMPHREY DATED JUNE 4, 2003” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

Item 1007 of Regulation M-A

(a) Source of Funds. The information contained in the sections entitled “SUMMARY TERM SHEET” and “SPECIAL FACTORS – Borden’s Financing of the Merger” in the proxy statement is incorporated herein by reference.

(b) Conditions. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “SPECIAL FACTORS – Borden’s Financing of the Merger” in the proxy statement is incorporated herein by reference.

(c) Expenses. The information contained in the sections entitled “THE SPECIAL MEETING – Expenses of Proxy Solicitation “ and “SPECIAL FACTORS – Estimated Fees and Expenses of the Merger” in the proxy statement is incorporated herein by reference.

(d) Borrowed Funds. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “SPECIAL FACTORS – Borden’s Financing of the Merger” in the proxy statement is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A

(a) Securities Ownership. The information contained in the section entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” in the proxy statement is incorporated herein by reference.

(b) Securities Transactions. The information contained in the section entitled “COMMON STOCK PURCHASE INFORMATION” in the proxy statement is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

Item 1012 of Regulation M-A

(d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING – Record Date and Voting Information” and “SPECIAL FACTORS – Interests of Certain Directors of CareCentric; Appointment of the Special Committee” in the proxy statement is incorporated herein by reference.

(e) Recommendations to Others. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Background of the Merger,” “ – Recommendation of the Board of Directors; Fairness of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” “ – Position of the Board of Directors as to Fairness of the Merger” and “ – Position of Borden and the Reeds as to Fairness of the Merger” in the proxy statement is incorporated herein by reference.

Item 13. Financial Statements.

Item 1010 of Regulation M-A

(a) Financial Information.

(1) and (2) The information contained in the sections entitled “SELECTED HISTORICAL FINANCIAL DATA” and “WHERE STOCKHOLDERS CAN FIND MORE INFORMATION” in the proxy statement is incorporated herein by reference, including Item 8, “FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA,” contained in the Form 10-K incorporated by reference into the proxy statement.

(3) The ratio of earnings to fixed charges was (i) 0.63 and (14.80) for the fiscal years ended at December 31, 2002 and December 31, 2001, respectively, and (ii) 1.20 for the fiscal quarter ended at March 31, 2003. For the fiscal years ended December 31, 2002 and December 31, 2001, there was a deficiency of earnings needed to achieve a 1.0 coverage of fixed charges in the amount of $601,000 and $22,361,000, respectively.

(4) The book value per share as of December 31, 2002 was $(3.94).

(b) Pro Forma Information. The information contained in the sections entitled “SELECTED HISTORICAL FINANCIAL DATA,” “UNAUDITED PRO FORMA FINANCIAL DATA” and “WHERE STOCKHOLDERS CAN FIND MORE INFORMATION” in the proxy statement is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A

(a) Solicitations or Recommendations. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING – Recommendation of the CareCentric Board of Directors and the Special Committee,” “ – Record Date and Voting Information,” “ – Proxies; Revocation,” “ – Expenses of Proxy Solicitation,” “SPECIAL FACTORS – Background of the Merger,” “ – Recommendation of the Board of Directors; Fairness of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” “ – Position of the Board of Directors as to Fairness of the Merger” “ – Opinion of SunTrust Robinson Humphrey,” “ – Interests of Certain Directors of CareCentric; Appointment of Special Committee,” and “APPENDIX B – OPINION OF SUNTRUST ROBINSON HUMPHREY DATED JUNE 4, 2003” in the proxy statement is incorporated herein by reference.

(b) Employees and Corporate Assets. .The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING – Record Date and Voting Information,” “ – Proxies; Revocation,” “ – Expenses of Proxy Solicitation,” “SPECIAL FACTORS – Background of the Merger,” and “ – Interests of Certain Directors of CareCentric; Appointment of Special Committee” in the proxy statement is incorporated herein by reference.

Item 15. Additional Information.

Item 1011 of Regulation M-A

(b) Other Material Information. The information contained in the proxy statement and the appendices thereto is incorporated herein by reference.

Item 16. Exhibits.

Item 1016 of Regulation M-A

(a)	Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on June 19, 2003 (incorporated herein by reference to the proxy statement).

(b)	Not applicable.

(c)(1)	Opinion of SunTrust Robinson Humphrey, dated June 4, 2003 (incorporated herein by reference to Appendix B to the proxy statement).

(c)(2)	Materials presented by SunTrust Robinson Humphrey to the Special Committee of the Board of Directors on May 30, 2003.

(d)	Agreement and Plan of Merger, dated as of June 4, 2003, by and among CareCentric, Inc., Borden Associates, Inc., John E. Reed, Stewart B. Reed, and James A. Burk (incorporated herein by reference to Appendix A to the proxy statement).

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the proxy statement).

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 18 , 2003	CARECENTRIC, INC.

	By:	/s/ John R. Festa
John R. Festa, President and Chief Executive Officer

DATED: July 18, 2003	BORDEN ASSOCIATES, INC.

	By:	/s/ John E. Reed
John E. Reed, President

DATED: July 18, 2003	By:	/s/ John E. Reed
John E. Reed

DATED: July 18, 2003	By:	/s/ Stewart B. Reed
Stewart B. Reed

EXHIBIT INDEX

Exhibit Number	Description
(a)	Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on June 19, 2003 (incorporated herein by reference to the proxy statement).

(b)	Not applicable.

(c)(1)	Opinion of SunTrust Robinson Humphrey, dated June 4, 2003 (incorporated herein by reference to Appendix B to the proxy statement).

(c)(2)	Materials presented by SunTrust Robinson Humphrey to the Special Committee of the Board of Directors on May 30, 2003.

(d)	Agreement and Plan of Merger, dated as of June 4, 2003, by and among CareCentric, Inc., Borden Associates, Inc., John E. Reed, Stewart B. Reed, and James A. Burk (incorporated herein by reference to Appendix A to the proxy statement).

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the proxy statement).

(g)	Not applicable.